As filed with the Securities and Exchange Commission on February 14, 2012

United States
Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The Singapore Fund, Inc.

(Name of Subject Company)

The Singapore Fund, Inc.

(Name of Filing Persons (Issuer))

Shares of Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

82929L109

(CUSIP Number of Class of Securities)

John J. O’Keefe
The Singapore Fund, Inc.
c/o Daiwa Securities Trust Company
One Evertrust Plaza, 9th Floor
Jersey City, New Jersey 07302-3051
(201) 915-3054

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Leonard B. Mackey, Jr., Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8489

Calculation of Filing Fee

Transaction Valuation: $32,314,552.56 (a)	Amount of Filing Fee: $3,703.25 (b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, as the aggregate market value for 2,499,192 shares of Common Stock of The Singapore Fund, Inc. in the offer (25% of the total number of shares outstanding on February 7, 2012), based on the average of the high and low prices on February 7, 2012 of $12.93 as reported on the New York Stock Exchange.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Singapore Fund, Inc., a Maryland corporation (the “Fund”), to purchase up to 25% of its issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a price equal to 99% of the per share net asset value in U.S. dollars as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires, in exchange for a pro-rata portion of each of the Fund’s portfolio securities (other than (i) securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended, (ii) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local rules and regulations, and (iii) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the asset), subject to adjustment for fractional shares and Odd Lots (as described in the Offer to Repurchase referred to below), and cash held in the Fund’s investment portfolio, upon the terms and subject to the conditions set forth in the enclosed Offer to Repurchase and the related Letter of Transmittal (which together constitute the “Offer”). The offer period will expire at 11:59 p.m. New York City time on March 14, 2012, unless extended.

Copies of the Offer to Repurchase, dated February 14, 2012, and the Letter of Transmittal, among other documents, have been filed by The Singapore Fund, Inc., as Exhibits to this Schedule TO, Tender Offer Statement, pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.    Exhibits

(a)(1)(i)	Offer to Repurchase dated February 14, 2012.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Form of Letter to Stockholders.

(a)(1)(vii)	DTC Delivery Election Form.

(a)(1)(viii)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(ix)	Forms W-8BEN and W-8ECI.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated June 3, 2011.

i

(a)(5)(ii)	Press Release dated August 4, 2011.

(a)(5)(iii)	Press Release dated February 14, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13 E-3

Not applicable.

ii

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

THE SINGAPORE FUND, INC.

By:	/s/ Alan Goodson
	Name:	Alan Goodson
	Title:	President

Dated:  February 14, 2012

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